Exhibit (g)(1)(v)
APPENDIX
(updated January 20, 2022)

The following open-end management investment companies (“Funds”) are hereby made parties to the Rule 17f-5 Delegation Agreement between UMB Bank, n.a., as Custodian, and Starboard Investment Trust, and agree to be bound by all terms and conditions contained in said Agreement:
1.	Adaptive High Income Fund
2.	Matisse Discounted Bond CEF Strategy
3.	Matisse Discounted Closed-End Fund Strategy
4.	QCI Balanced Fund
5.	Roumell Opportunistic Value Fund
6.	RH Hedged Multi-Asset Income ETF
7.	Sector Rotation Fund
8.	Typhon Tactical Managed Futures Strategy Fund
9.	Typhon Tactical Managed Futures (Cayman) Fund Ltd.

STARBOARD INVESTMENT TRUST

By:	/s/ Katherine M. Honey
Katherine M. Honey, President

UMB BANK, N.A.

By:	/s/ Amy Small
Name:	Amy Small
Title:	Senior Vice President